File No. 70-8721

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
              ____________________________________
                         Amendment No. 2
                             to the
                           Form U-1/A
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                  Gulf States Utilities Company
                         350 Pine Street
                       Beaumont, TX 77701

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


           Frank Gallaher                William J. Regan, Jr.
           President                     Vice President and
           Gulf States Utilities         Treasurer
           Company                       Entergy Services, Inc.
           350 Pine Street               639 Loyola Avenue
           Beaumont, TX 77701            New Orleans, LA 70113


           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


           Laurence M. Hamric, Esq.     Thomas J. Igoe, Jr.,
           Ann G. Roy, Esq.             Esq.
           Entergy Services, Inc.       Kevin Stacy, Esq.
           639 Loyola Avenue            Reid & Priest LLP
           New Orleans, LA 70113        40 West 57th Street
                                        New York, NY  10019

Item 1.  Section C. Issuance and Sale of Debentures.  Section C.
     paragraph 17 is amended in its entirety to read as follows:

     17. The price, exclusive of accrued interest, to be paid to the Company for each such series of Debentures sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount of such series. Each series of Debentures will mature not later than forty years from the first day of the month of issuance. To further assure the repayment of principal and/or the payment of premiums, if any, and interest on Debentures of one or more series, the Company may provide insurance policies or standby bank credit facilities, which in either case would entail the payment by the Company of fees not in excess of 2% of the principal amount thereof per year and would require repayment of any advances thereunder with interest at a rate not in excess of the then current prime commercial lending rate of a designated money center bank plus 3% and one or more would have a term (including one or more renewal terms) not extending beyond the maturity of the series of Debentures to which such insurance policy or standby bank credit facility would be related. One or more of the Debenture Indentures may provide that the Debentures issued thereunder may be entitled to a lien on certain assets pledged or assigned as security thereunder, and may specify terms for the release of such lien as to some or all such assets.


     Section H.  Issuance and Sale of Tax-Exempt Bonds and
     Related Transactions. Section H. paragraphs 65 and 67, respectively are amended in their entirety to read as follows:

     65. In order to obtain a more favorable rating on individual series of Tax-Exempt Bonds, and thereby improve the marketability thereof, the Company may arrange for one or more irrevocable letter(s) of credit for an aggregate amount up to $275 million from one or more banks (individually and collectively, the "Bank") in favor of the Trustee. In that event, payments with respect to principal of, premium, if any, and interest on, and purchase obligations in connection with, such series of Tax-Exempt Bonds coming due during the term of such letter of credit, which would not to exceed 15 years, would be secured by and payable from funds (if any) drawn under, the letter of credit. To induce the Bank to issue such a letter of credit, the Company would enter into one or more reimbursement agreements (each a "Reimbursement Agreement") with the Bank pursuant to which the Company would agree to reimburse the Bank for funds drawn under such letter of credit within a specified period not to exceed three years after the date such funds are drawn, with interest thereon at a rate that would not exceed rates generally obtainable at the time of entering into the Reimbursement Agreement by companies of reasonably comparable credit quality on letters of credit having the same or reasonably comparable terms and, in any event, not in excess of the Bank's prime commercial lending rate plus 3%. The terms of the Reimbursement Agreement would correspond in all pertinent respects to the terms in the letter of credit.

     67. In addition or as an alternative to the credit support provided by a letter of credit, in order to obtain a more favorable rating on one or more series of Tax-Exempt Bonds and improve the marketability thereof, the Company may provide (a) an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Tax-Exempt Bonds, and/or (b) security for the holders of Tax-Exempt Bonds and/or the Bank through the issuance and pledge of one or more new series of Bonds and/or MTNs and/or Debentures ("Collateral Securities"). Premiums on such insurance policies will not exceed premiums generally obtainable at the time of entering into the insurance arrangements by companies of comparable credit quality on insurance policies having comparable terms. Collateral Securities would be issued and delivered to the Trustee under the Indenture and/or to the Bank to evidence, in part, and secure the Company's obligations under the applicable Facilities Agreement and/or the Company's obligations to reimburse the Bank under the Reimbursement Agreement. The principal amount of and interest rate borne by the Collateral Securities could be determined in several ways. First, if the series of Tax-Exempt Bonds bears a fixed interest rate, Collateral Securities could be issued in a principal amount equal to the principal amount of such series and bear interest at a rate equal to the rate of interest on such series. Secondly, non-interest bearing Collateral Securities could be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest thereon for a specified period. Thirdly, Collateral Securities could be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest on such series for a specified period, but carry a fixed interest rate that would be lower than the fixed interest rate of the series of Tax-Exempt Bonds. Fourthly, Collateral Securities could be issued in a principal amount equivalent to the principal amount of the series of Tax-Exempt Bonds and bear interest at an adjustable rate of interest varying with the rate of interest born by such series of Tax-Exempt Bonds, but having a "cap" (not greater than 15%) above which the interest on Collateral Securities could not rise. For further information with respect to the Reimbursement Agreement, the proposed insurance arrangement and the Collateral Securities, reference is made to Exhibits A-6, A-7, A-8, A-22, A-23, B-4, B-6, B-10 and B-11. The Company will not use a letter of credit, insurance arrangements and/or Collateral Securities, or combination thereof, to secure any series of Tax-Exempt Bonds unless the resulting effective interest cost savings on such series is greater than the total cost of providing such additional credit support.

Item 2. Fees, Commissions and Expenses is hereby amended and restated as follows:

          The fees, commissions and expenses to be incurred in connection with the issuance and sale of Bonds, MTNs, Debentures, Entity Interests, Preferred, Preference and/or Tax-Exempt Bonds will include some or all of the following: filing fees under the Public Utility Holding Company Act, as prescribed thereunder; registration fees under the Securities Act of 1933, as prescribed thereunder; underwriters' or dealers' fees and/or commissions; rating agencies' fees; Trustees' fees; issuing and paying agency, depositary and similar agency fees; fees and expenses of legal counsel to the issuer and, if customary, certain other parties to the transactions; fees of Entergy Services, Inc. for accounting, financial and similar services; independent accountants' fees; printing and engraving costs; and other miscellaneous expenses (including expenses under state securities laws, if applicable).

          All such fees, commissions and expenses will either be (a) the amounts prescribed by statute or regulation, in the case of filing or registration fees charged by governmental agencies; (b) at cost, in the case of fees and/or expenses charged by Entergy Services, Inc.; or (c) in all other cases, fair, reasonable and customary fees at market rates, comparable to those incurred in similar transactions by other utility companies, and arrived at in a negotiated, competitive and/or arms-length manner.

          The fees, commissions and expenses of the underwriters expected to be incurred with respect to the Bonds, MTNs, Debentures, Entity Interests, Preferred, Preference or Tax-Exempt Bonds will not exceed the lesser of 2% (or in the case of Debentures issued under the Subordinated Debenture Indenture or Entity Interests, 3.25%) of the par or the stated value, or the principal amount, as applicable, of the Bonds, MTNs, Debentures, Entity Interests, Preferred and Preference or Tax-Exempt Bonds, respectively, to be sold or those fees, commissions and expenses generally paid at the time of pricing for sales of first mortgage bonds, medium-term notes, debentures, subsidiary interests, preferred stock, preference stock or tax-exempt bonds, respectively, having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

          The Company will set forth in registration statements filed with the Commission under the Securities Act of 1933, as amended, estimated fees, commissions and expenses associated with each registration of securities pursuant to the Commission's order in this file. In addition, the Company will file with the Commission as a part of its Rule 24 Certificate for each issuance of securities pursuant to the Commission's order in this file a listing of the fees, commissions and expenses with respect thereto.

                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                      GULF STATES UTILITIES COMPANY


                                      By:  /s/ William J. Regan, Jr.
                                           William J. Regan, Jr.
                                           Vice President and Treasurer



Dated:  December 28, 1995